Exhibit 99.3

Third Quarter 2021 Financial Results November 10, 2021 Olink Proteomics Vision Enable understanding of real-time human biology Mission Accelerate proteomics together

Disclaimer 2 This presentation may contain certain forward-looking statements and opinions. Forward-looking statements are statements that do not relate to historical facts and events and such statements and opinions pertaining to the future that, for example, contain wording such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing, our commercial launch plans, our strategic plans for our business and products, market acceptance of our products, our competitive position and developments and projections relating to our competitors, domestic and foreign regulatory approvals, third-party manufacturers and suppliers, our intellectual property, the potential effects of government regulation and local, regional and national and international economic conditions and events affecting our business. We cannot assure that the forward-looking statements in this presentation will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Actual results, performance or events may differ materially from those in such statements due to, without limitation, risks generally associated with product development, including delays or challenges that may arise in the development, launch or scaling of our new products, programs or services, challenges in the commercialization of our products and services, the risk that we may not maintain our existing relationships with suppliers or enter into new ones, or that we will not realize the intended benefits from such relationships, any inability to protect our intellectual property effectively, changes in general economic conditions, in particular economic conditions in the markets on which we operate, changes affecting interest rate levels, changes affecting currency exchange rates, changes in competition levels, and changes in laws and regulations, and other risks described under the caption "Risk Factors" in our Registration Statement on Form F-1 (File No. 333-257842) and other documents we file with the Securities and Exchange Commission from time to time. The information, opinions and forward-looking statements contained in this announcement speak only as of its date, and are subject to change without notice and we undertake no obligation to update any such forward-looking statements for any reason, except as required by law. This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

Olink Proteomics at a glance 3 Company profile • Swedish proteomics company founded in 2016 active in protein biomarker discovery and development, 379 employees • A market leader with a unique proprietary technology, Proximity Extension Assay (PEA), with strong IP utilizing NGS and qPCR for readout • Strong commercial execution with KOLs, academia and biopharma through a global direct sales force • Offers distributed kits and fee-for-service Third Quarter 2021 Financial Highlights • Strong financial performance with attractive underlying unit economics • ~$20.0M 3Q 2021 revenue, 82% y/y growth − Explore drove revenue growth, represented 63% of revenues. Continued Explore Kit externalization momentum • ~66% Adjusted Gross Profit 3Q 2021, compared to 74% in the prior year1 • Continuing to invest to accelerate growth Market opportunity • 35 BUSD total addressable market for research and clinical applications − High-plex: 1,000s of proteins in 1,000’s of samples − Mid-plex: 10-100s of proteins in 1,000’s of samples − Low-plex and Dx: 5-10 proteins • Recent R&D advances allows acceleration of the business targeting ~5k NGS systems for high-plex and ~4k mid-plex proteomics labs Ambition and growth strategy • Aim for #1 market share in the emerging field of proteomics • Scale by enabling customers to internalize the Olink platform through a distributed kits model for NGS and proteomics labs • Continue to scale up the organization to accelerate growth • Continue to invest in R&D to maximize the potential of the platform 1. Adjusted Gross Profit percentage is a non-IFRS measures. Please see Appendix for a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures.

4 Proprietary PEA technology Discovery to Dx Proximity Extension Assay (PEA) Solving fundamental challenges in proteomics $35bn TAM opportunity A market leader Strong commercial execution Olink is a market leader with a differentiated technology platform enabling customers from Discovery to Dx

Proven execution and established as a market leader with a right to win


Uppsala
Boston
Tokyo
Shanghai
Singapore

>700	Top 20	KOLs	$20.0M	~428M	>750	~5k	~4k
Biopharma and prestigious academic institutions, as customers	Serving all of the largest 20 biopharma companies (by revenue in 2020)	Established strong global KOL networks	Revenue (3Q 2021)	Protein data points generated on the Olink platform	Peer-reviewed publications	Untapped base of Illumina NGS systems addressable by Olink	Untapped base of proteomics labs addressable by Olink

Olink
Accelerating proteomics together

Unique and holistic product offering applicable from Discovery to Dx







Explore (NGS)

Measure ~3k proteins with minimal biological sample. Aggressively expand our protein biomarker targets to meet every customer need across all proteomics use cases.

Explore 384 (NGS)

Minute sample volume, <1µl, and outstanding throughput, 14 M measurements per week/system

Explore kit launched in 2021

Target 96 (qPCR)

Choose from fifteen carefully designed panels built for specific area of disease or key biology process

Target 48 (qPCR)

Introducing our 48-plex Cytokine panel with absolute quantification

Aggressive expansion of product portfolio and offering

Signature (qPCR)

Light and nimble benchtop system purpose built for PEA. Opened up order books in Q2 2021 for Q4 deliveries and revenue recognition



Focus (qPCR)

Forming the basis of our Dx offering

Custom developed for each client/use case

First LDT by Octave Bioscience to monitor disease management / progression in Multiple Sclerosis (MS). Expected to launch during 2021

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Focus • Patient monitoring and management (MS) • Earlier Dx (Multiple cancers, IBD) • Treatment selection/Predict response (Immunotherapy, IBD, rare disease) • Efficacy surrogate markers (renal function) • Secondary prevention in CVD • Patient stratification in Neurodegenerative diseases Explore • Novel drug targets • Deeper understanding of biology • Confirm phenotypic associations and reveal mechanistic biology • Predict disease outcome and drug response • Patient stratification to enrich clinical trials • Surrogate markers for safety and efficacy • Earlier disease detection/new Dx • Wellness monitoring of health to disease Target • Pharmacodynamics • Safety • Differences responder/non-responder • Compared to SOC • Dose selection • Drug differentiation • Label expansion • Drug target selection • Mode of Action • In vitro studies 7 How and why our customers are using our differentiated product portfolio USPs: The combination of breadth of library, multiplexing, validation, specificity, sensitivity, dynamic range, precision, low sample volume and trusted company to work with

Olink
Accelerating proteomics together

Olink across the proteomics landscape, today and tomorrow

Matrices and targets	Olink used today	Status
Proteins in circulation	Plasma and serum	Top priority
Alternative sample types/matrices	E.g., CSF, urine, saliva, DBS, exosomes, etc.	Large overlap with plasma and serum
Proteins in tissue	E.g. fine needle biopsies	Expand library with tissue specific targets
Cells	E.g., single cell proteins and transcripts	Priority on single cell proteomics
Non-human species	E.g., Mouse, rat, NHP, canine, etc.	High priority on mouse
Proteoforms	Cleaved proteins	PoC PEA for PTMs

Source:
Plasma: Zhong, W., et al. Nat.Com. 2021
Serum: Herder, C., et al. Diabetes. 2021
CSF: Whelan, C. D, et al. ANC. 2019
Urine: Fellstrom, B., et al. JICR. 2019
Saliva: Majster, M., et al. IBD. 2020
DBS: Bjorkesten, J., et al. MCP. 2017
Exosomes: Sun, B., et al. AIDS. 2019
Tissues: Franzén, J., et al. MCP. 2017
Single cell: Reimegard, j., et al. Commun Biol . 2021
Mouse: Taylor, J., et al. J. Immunotherapy Cancer. 2019
Proteoforms (NT-proBNP): Molvin, J., et al. Open Heart. 2020

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Olink
Accelerating proteomics together

First priority: proteins in circulation


Traditional proteomics
Classical plasma proteins
Tissue leakage proteins
Low-abundant proteins
Olink's scope
Dynamic concentration range
10^10
10^9
10^8
10^7
10^6
10^5
10^4
10^3
10^2
10^1
10
10^-1
10^-2
mg/ml
µg/ml
ng/ml
pg/ml
Circulating plasma proteins

Circulating proteins from blood have the potential to drive precision medicine in 21st century healthcare

We believe that need for new circulating biomarkers has never been greater

Blood is the optimal sample type
- Easily accessible
- Non-invasive
- Clinically actionable
- Systematically mirroring the biological processes or malignancies in the human body

Olink's scope
PEA enables a holistic perspective of real-time human biology through the dynamic plasma proteome, covering the most relevant protein pathways, with sufficient depth, breadth and high data quality

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Olink provides a holistic, broad and deep interrogation of the plasma proteome 10 4 3 2 1 0 5 Olink Explore 3072 covers 100% of all major biological pathways and processes Based on the Reactome database: • 100% of all major pathways • 94% of level 1 pathways • 87% of level 2-4 pathways • 81% of level 5 pathways Pathway coverage

Pathway example: 0) Immune system 1) Cytokine signaling in immune system 2) Signaling by interleukins 3) Interleukin-12 family signaling 4) Interleukin-12 signaling 5) MAP3K8 (TPL2)-dependent MAPK1/3 activation 0 1 2 3 4 5 Olink Explore 3072 covers • 100% of all level 0 pathways • 81% of all level 5 pathways Source: Jassal., B. et al., The reactome pathway knowledgebase. NAR. 2020. https://reactome.org/ 11 The significant depth of Olink coverage with Explore 3k

Olink
Accelerating proteomics together

Third quarter financial results

Third quarter 2021 – Financial highlights

USDM

	3Q 2020	3Q 2021
Total Revenue	$ 11.0	$ 20.0
Total Adjusted EBITDA[1]	$ 2.9	($ 7.9)
Adjusted Gross Profit Percentage[2]	74.1 %	65.6 %

Third quarter 2021 Segment breakdown

% of total


6%
18%
76%
Service
Kit
Other

Headcount development

#Headcount


70
71
106
135
214
379
FY16
FY17
FY18
FY19
FY20
Q321

[1] Adjusted EBITDA is a non-IFRS measure and defined as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles. Refer to Appendix for non-IFRS reconciliation. [2] Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold. Please see Appendix for a reconciliation of our non-IFRS measures to the most directly comparable IFRS measures.

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Third quarter 2021 revenue $20.0 million in revenue for 3Q 2021, representing 82% y/y growth on a reported basis 13 Our Explore offering accounted for 63% of revenue in the third quarter of 2021, with service segment and kit segment growth 152% and 14%, respectively, year over year. Kit revenues primarily consist of Explore kits. 1. RoW includes Japan and RoW. 2. EMEA includes Sweden. Revenue by segment USD’000 Revenue by geography USD’000 3,211 6,001 1,785 3,668 15,123 1,183 Kit Service Other +14% +152% -34% Q3’20 Q3’21 5,846 4,374 777 6,874 11,803 1,297 Americas EMEA (2) China & RoW (1) +18% +170% +67% Q3’20 Q3’21

Third quarter 2021 Adjusted Gross Profit Percentage $13.1million in Adjusted Gross Profit for 3Q 2021, compared to $8.1 million in 3Q 2020 14 Adjusted Gross Profit Percentage decreased to 66% for the third quarter, reflecting investments into our service to support continued revenue growth, temporary reduction in operational efficiency and the delivery of UKBB samples Adjusted Gross Profit Percentage by segment USD’000 Service Kit Other 54% 83% 75% 91% 59% 74% Q3’20 Q3’21

Third quarter 2021 Operating Expenses $24.1 in total operating expenses for 3Q 2021, compared to $8.6 million in 3Q 2020 15 Olink is investing according to its strategic plan, hiring in the commercial and R&D teams specifically Sales & Marketing Expenses USD’000 2,777 9,035 Q3’20 Q3’21 Research and Development Expenses USD’000 1,330 4,210 Q3’21 Q3’20 General and Administrative Expenses USD’000 4,374 11,086 Q3’21 Q3’20

2021 Guidance We expect revenue for the full year 2021 to be in the range of $90 million and $92 million, representing 66% to 70% growth over 2020. 16 We will continue to invest into our organization in order to accelerate revenue growth 2021 Revenue Guidance USDM 46 54 FY20 FY19 90-92 FY21 +17% +66%-70%

APPENDIX 17

Appendix: Non-IFRS reconciliation (Adjusted Gross Profit) 18 ($ in thousands) For the three months ended September 30, 2021 For the three months ended September 30, 2020 Gross Profit $ 12,409 $ 7,818 Gross Profit % 62.1% 71.1% Less: Inventory Fair Value Step Up $ - $ 7 Depreciation Charges $ 691 $ 324 Adjusted Gross Profit $ 13,100 $ 8,149 Adjusted Gross Profit % 65.6% 74.1%

Appendix: Non-IFRS reconciliation (Adjusted EBITDA) 19 ($ in thousands) For the three months ended September 30, 2021 For the three months ended September 30, 2020 Operating Profit (Loss) $ (11,646) $ (757) Add: Amortization $ 2,650 $ 2,570 Depreciation $ 1,106 $ 732 EBITDA $ (7,890) $ 2,545 Management Adjustments $ 39 $ 399 Adjusted EBITDA $ (7,851) $ 2,944